SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31758; 812-14352]

FEG Absolute Access TEI Fund LLC and FEG Investors, LLC; Notice of Application

August 13, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(c) and 18(i) of the Act and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of limited liability company units ("Units") with sales loads and/or asset-based distribution and/or service fees and contingent deferred sales loads ("CDSCs").

Applicants: FEG Absolute Access TEI Fund LLC (the "Fund"), FEG Absolute Access Fund LLC (the "Master Fund"), and FEG Investors, LLC (the "Adviser").

Filing Dates: The application was filed on August 22, 2014, and amended on January 9, 2015, and June 26, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 8, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be

notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington,

DC 20549-1090; Applicants, 201 East Fifth Street, Suite 1600, Cincinnati, OH 45202.

For Further Information Contact: Christine Y. Greenlees, Senior Counsel, at (202) 551-6879 or

David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1. The Fund and the Master Fund are non-diversified closed-end management

investment companies registered under the Act and organized as Delaware limited liability

companies.[1] The Adviser, a Delaware limited liability company, is registered with the

Commission as an investment adviser under the Investment Advisers Act of 1940 and serves as

investment adviser to the Master Fund. Foreside Fund Services, LLC, a registered broker-dealer

under the Securities Exchange Act of 1934 ("1934 Act"), currently acts as Distributor (as defined

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[1] The Fund currently serves as the sole feeder fund in a master-feeder structure operating in accordance with section 12(d)(1)(E) of the Act and invests substantially all of its assets in the Master Fund through a Cayman Islands limited duration company (the "Offshore Fund"). Applicants state that, consistent with section 12(d)(1)(E) of the 1940 Act, the Fund holds no investment security other than the securities of the Master Fund. If the requested relief is granted, the Offshore Fund will be dissolved and the Fund will invest directly in the Master Fund in compliance with section 12(d)(1)(E) of the 1940 Act.

below) for the Units[2] of the Fund. Any future placement agent or distributor/principal

underwriter of the Fund (the "Distributor") will be unaffiliated with the Adviser.

2.	The Fund continuously offers Units in private placements in reliance on the

provisions of Regulation D under the Securities Act of 1933, as amended ("Securities

Act").[3] Concurrent with this application for exemptive relief, the Fund is planning to publicly

offer its Units. Units of the Fund will not be listed on any national securities exchange and do

not trade on an over-the-counter system such as NASDAQ. Applicants do not currently expect

that a substantial and regular secondary market for the Units will develop.

3.	The Fund currently issues a single class of Units (the "Initial Class") at net asset

value per Unit. The Initial Class is not currently subject to any distribution and/or service fees.

Units that are not subject to a sales load or distribution and/or service fees when purchased will

not subsequently be subject to a sales load or distribution and/or service fees. Investors who

subscribe for Units and are admitted to the Fund become members ("Members") of the Fund. If

the requested relief is granted, the Fund intends to redesignate its Initial Class as "Class

I." Additionally, if the requested relief is granted, the Fund currently intends to continuously

offer at least two additional classes of Units, "Class II" and "Class III," with each class having its

own fee and expense structure. For Class III Units, sales of the Units will be subject to a front-

end sales load based on the offering price of the Units (i.e., net asset value) for the Distributor's

services in conjunction with the sale of Units and/or the services provided to Members (the

"Distribution Fee"). Any waiver of, scheduled variation in, or elimination of a Distribution Fee

will comply with the requirements of rule 22d-1 under the Act as if that rule applied to closed-

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[2] "Units" includes any other equivalent designation of a proportionate ownership interest of the Fund (or any other registered closed-end management investment company relying on the requested order).

[3] Units of the Fund are only sold to "accredited investors," as defined in Regulation D under the Securities Act.

end management investment companies. Each class may (but would not necessarily) be subject to asset-based distribution and/or service fees. Each class would be subject to minimum purchase requirements.

4.   In order to provide a limited degree of liquidity to Members, the Fund may from time to time offer to repurchase Units at their then current net asset value pursuant to rule 13e-4 under the 1934 Act pursuant to written tenders by Members.[4] Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Fund's board of directors ("Board"), in its sole discretion.[5] The Adviser expects to ordinarily recommend that the Board authorize the Fund to offer to repurchase Units from Members semi-annually with June 30 and December 31 valuation dates.

5.   Applicants request that the order also apply to any other continuously offered registered closed-end management investment company existing now or in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser acts as investment adviser, and which provides periodic liquidity with respect to its Units pursuant to rule 13e-4 under the 1934 Act.[6]

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[4] Likewise, the Master Fund's repurchase offers will be conducted pursuant to rule 13e-4 under the 1934 Act.

[5] Units will be subject to an early repurchase fee at a rate of 2% of the aggregate net asset value of the Member's Units repurchased by the Fund (the "Early Repurchase Fee") if the interval between the date of purchase of the Units and the valuation date with respect to the repurchase of those Units is less than eighteen months. The Early Repurchase Fee will apply equally to all classes of Units of the Fund, consistent with section 18 of the Act and rule 18f-3 under the Act. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Early Repurchase Fee, it will do so consistently with the requirements of rule 22d-1 under the Act and the Fund's waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all classes of shares of the Fund.

[6] Any Fund relying on this relief will do so in a manner consistent with the terms and conditions of the application. Applicants represent that each investment company presently intending to rely on the order requested in the application is listed as an applicant.

6.   Applicants represent that any asset-based service and/or distribution fees will comply

with the provisions of rule 2830(d) of the Conduct Rules of the National Association of

Securities Dealers, Inc. ("NASD Conduct Rule 2830").[7] Applicants also represent that the Fund

will disclose in its prospectus the fees, expenses and other characteristics of each class of Units

offered for sale by the prospectus as is required for open-end multiple class funds under Form

N-1A. The Fund will disclose fund expenses borne by Members as if it were an open-end

management investment company during the reporting period in Member reports and describe in

its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads with

respect to each class of Units offered for sale by that prospectus.[8] The Fund will also comply

with any requirements that may be adopted by the Commission or FINRA regarding disclosure at

the point of sale and in transaction confirmations about the costs and conflicts of interest arising

out of the distribution of open-end investment company shares, and regarding prospectus

disclosure of sales loads and revenue sharing arrangements as if those requirements applied to

the Fund.[9] In addition, applicants will comply with applicable enhanced fee disclosure

requirements for fund of funds, including registered funds of hedge funds.[10]

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[7] All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the
Financial Industry Regulatory Authority ("FINRA").

[8] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies,
Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment
companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual
Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end
investment companies to provide prospectus disclosure of certain sales load information).

[9] See Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual
Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the
Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing
release).

[10] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and
27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

7.   The Fund will allocate all expenses incurred by it among the various classes of Units based on the net assets of the Fund attributable to each class, except that the net asset value and expenses of each class will reflect distribution fees, service fees, and any other incremental expenses of that class. Expenses of a Fund allocated to a particular class of Units will be borne on a pro rata basis by each outstanding Unit of that class. Applicants state that the Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

8.   Although the Fund does not currently intend to impose CDSCs, the Fund will only impose a CDSC in compliance with rule 6c-10 as if that rule applied to closed-end management investment companies. Applicants further state that, in the event it imposes CDSCs, the Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Members of a given class and consistently with the requirements of rule 22d-1 under the Act.

Applicants' Legal Analysis:

Multiple Classes of Shares

1.   Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of Units of the Fund may be prohibited by section 18(c).

2.   Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that permitting multiple classes of Units of the Fund may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(c) and 18(i) to permit the Fund to issue multiple classes of Units.

4.   Applicants believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Members. Applicants submit that the proposed arrangements would permit the Fund to facilitate the distribution of its Units and provide investors with a broader choice of Member options. Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the Act. Applicants state that the Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

CDSCs

1.   Rule 6c-10 under the Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Applicants state that although the Fund does not currently intend to impose CDSCs, the Fund will only impose a CDSC in compliance with rule 6c-10 as if that rule applied to closed-end management investment companies. The Fund would also make required disclosures in accordance with the requirements of Form N-1A concerning CDSCs as if the Fund were an open-end investment company. Applicants further state that, in the event it imposes CDSCs, the Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all Members of a given class and consistently with the requirements of rule 22d-1 under the Act.

Early Repurchase Fees

1.   To the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Early Repurchase Fee, it will do so consistently with the requirements of Rule 22d-1 under the Act and the Fund's waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all classes of Units of the Fund.

Asset-Based Service and/or Distribution Fees

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of

the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the Act to permit the Fund to impose asset-based service and/or distribution fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

For the reasons stated above, applicants submit that the exemptions requested under section 6(c) are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants also believe that the requested relief meets the standards for relief in section 17(d) of the Act and rule 17d-1 thereunder.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the order will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary